Exhibit 7.1
NOVA Chemicals Corporation
Computation of Ratio of Earnings to Fixed Charges

	In accordance with International Financial Reporting Standards			In accordance with U.S. Generally Accepted Accounting Principles

	Year Ended December 31			July 6- December 31 2009	January 1- July 5 2009	Year Ended
	2012	2011	2010			December 31 2008
(millions of U.S. dollars, unless otherwise noted)	Successor			Successor	Predecessor
Earnings:
Income (loss) from continuing operations	$558	$608	$237	$9	$(236)	$121
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax expense (recovery)	156	215	124	7	(62)	(63)
Fixed charges	157	182	205	93	102	175
Capitalized interest, net of amortization of capitalized interest	(4)	—	—	(1)	—	—
Total Earnings	$867	1,005	566	108	(196)	233

Fixed Charges:
Interest expense	$157	$182	$205	$93	$102	$175
Pre-tax earnings required to cover preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$157	$182	$205	$93	$102	$175

Earnings to Fixed Charges Excess (Deficiency)	$710	$823	$361	$15	$(298)	$58
Ratio of Earnings to Fixed Charges(1)(2)	5.5	5.5	2.8	1.2	N/A	1.3

(1)
For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest. “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings required to cover preferred stock dividends.

(2)	For the period January 1, 2009 to July 5, 2009, earnings were insufficient to cover fixed charges by approximately $298 million, and this ratio is not meaningful.

1